                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         INTERLINQ SOFTWARE CORPORATION
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                              (NAME OF THE ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                   4587531000
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                                 (CUSIP NUMBER)


                                 J.D. DELAFIELD
                            W.R. HAMBRECHT + CO., LLC
                              550 FIFTEENTH STREET
                             SAN FRANCISCO, CA 94103
                                 (415) 551-8600
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JUNE 4, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------------              -----------------------------------
CUSIP No.     4587531000             13D                       PAGE 2 OF 7 PAGES
-------------------------------              -----------------------------------

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      William R. Hambrecht
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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                      7   SOLE VOTING POWER
                              109,292
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                 109,292
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 -0-
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      109,292
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
      N/A
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%
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  14  TYPE OF REPORTING PERSON*
      IN
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----------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.


                               (Page 2 of 7 Pages)

-------------------------------              -----------------------------------
CUSIP No.     4587531000             13D                       PAGE 3 OF 7 PAGES
-------------------------------              -----------------------------------

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Ironstone Group, Inc. - 952829956
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
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                      7   SOLE VOTING POWER
                              263,200
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                263,200
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      263,200
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

----------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.


                               (Page 3 of 7 Pages)

This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed by the undersigned on December 3, 1998, as amended on December 14, 1998 and December 30, 1998 (the "Prior Filing"). Only the Items set forth in this amendment are being amended. Capitalized terms shall have the meaning ascribed to them in this Amendment or in Items of the Prior Filing not amended hereby.

The Prior Filing, as amended by this Amendment, shall be referred to herein as the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

On June 4, 1999, the Company and Terlin, Inc. mutually agreed to terminate the Merger Agreement. As a result of the termination of the Merger Agreement, William R. Hambrecht and the Ironstone Group, Inc. have ceased to act together as a group for the purpose of holding, voting or disposing of equity securities of the Company. Beneficial ownership of 263,200 shares of Stock otherwise beneficially owned by Ironstone will no longer be attributed to William R. Hambrecht by virtue of Rule 13d-5(b)(1) of the Commission and beneficial ownership of 109,292 shares of Stock otherwise beneficially owned by William R. Hambrecht will no longer be attributable to Ironstone by virtue of such rule. Of the 109,292 shares beneficially owned by Mr. Hambrecht, 47,942 shares are owned by The Hambrecht 1980 Revocable Trust and 61,800 shares are owned by W. R. Hambrecht + Co., LLC.

William R. Hambrecht has ceased to be a beneficial owner of 5% of the Stock. This Amendment constitutes the last filing of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Ironstone and William R. Hambrecht are no longer acting in concert with respect to the Company, and for such reason have jointly filed this Amendment terminating the Schedule 13D.

        Mr. Hambrecht and Mr. Rembowski, and Mr. Hambrecht and Mr. Shea, have business relationships in matters unrelated to the Company.

        W. R. Hambrecht + Co., LLC and the Company signed a Confidentiality/ Nondisclosure Agreement dated November 11, 1998 providing for certain confidentiality provisions and providing for a standstill period of one year with respect to any business combination, recapitalization or other extraordinary transaction involving the Company.

        The Company and Terlin, Inc. signed the Merger Agreement providing for the acquisition of a substantial number of the outstanding shares of the Company.

        On June 4, 1999 the Company and Terlin, Inc. mutually agreed to terminate the Merger Agreement, providing for reimbursement of Terlin's reasonable expenses, all in accordance therewith.


                               (Page 4 of 7 Pages)

        Except as otherwise described herein, to the best knowledge and belief of the reporting persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A.      Joint Filing Undertaking as required by Rule 13d-1(f).

B. Letter, dated December 11, 1998, from W.R. Hambrecht + Co., LLC to the Board of Directors of Interlinq Software Corporation.

C. Confidentiality/Nondisclosure Agreement dated November 11, 1998 by and between W.R. Hambrecht + Co., LLC and Interlinq Software Corporation.

D Agreement and Plan of Merger dated as of December 29, 1998, by and between the Company and Terlin, Inc. (Incorporated by reference to the Company's report on Form 8K dated December 29, 1998).

E Mutual Termination Agreement dated as of June 4, 1999 by and between the Company and Terlin, Inc.


                               (Page 5 of 7 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       June 18, 1999
                                       -----------------------------------------
                                       (Date)


                                       /s/ William R. Hambrecht
                                       -----------------------------------------
                                       William R. Hambrecht

                                       IRONSTONE GROUP, INC.

                                       /s/ Robert W. Rembowski
                                       -----------------------------------------
                                       Robert W. Rembowski
                                       Chief Executive Officer


                               (Page 6 of 7 Pages)

                                  EXHIBIT INDEX



EXHIBIT                            DESCRIPTION OF DOCUMENT

Exhibit A      Joint Filing Undertaking

Exhibit B      Letter, dated December 11, 1998, from W.R. Hambrecht + Co., LLC to the Board of Directors of Interlinq Software Corporation *

Exhibit C      Confidentiality/Nondisclosure Agreement  *

Exhibit D      Agreement and Plan of Merger dated December 29, 1998 between
               Interlinq Software Corporation and Terlin, Inc. (Incorporated by
               reference to the Company's report on Form 8K dated December 29,
               1998)

Exhibit E      Mutual Termination Agreement dated as of June 4, 1999 by and between the Company and Terlin, Inc.


--------------
*  Previously Filed

                                    EXHIBIT A
                            JOINT FILING UNDERTAKING

The undersigned being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 3 to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment No. 3 to Schedule 13D jointly on behalf of each of such parties.

                              DATED: June 18, 1999

                                       /s/ William R. Hambrecht
                                       -----------------------------------------
                                       William R. Hambrecht

                                       IRONSTONE GROUP, INC.

                                       /s/ Robert W. Rembowski
                                       -----------------------------------------
                                       Robert W. Rembowski
                                       Chief Executive Officer

                                   EXHIBIT E


                          MUTUAL TERMINATION AGREEMENT

        This Mutual Termination Agreement (this "Agreement") is dated as of June 4, 1999, by and between INTERLINQ Software Corporation, a Washington corporation (the "Company"), and Terlin, Inc., a Washington corporation and affiliate of W.R. Hambrecht + Co., LLC, a Washington limited liability company ("Terlin"), and arises out of the proposed merger of Terlin with and into the Company (the "Merger").

        WHEREAS, the Company and Terlin executed that certain Agreement and Plan of Merger dated December 29, 1998 (the "Merger Agreement");

        WHEREAS, the Company and Terlin have mutually endeavored in good faith to effectuate the Merger pursuant to the terms of the Merger Agreement; and

        WHEREAS, the Company and Terlin now believe that it is in the best interests of both parties to terminate the Merger Agreement and desire to do so pursuant to the terms of the Merger Agreement.

        THEREFORE, in consideration of the mutual covenants made herein, the Company and Terlin agree as follows:

        1. Pursuant to Section 8.1(a) of the Merger Agreement, the Company and Terlin each agree to terminate the Merger Agreement.

        2. The Company agrees to reimburse Terlin for its Transaction Expenses (as defined in Section 8.4(b) of the Merger Agreement) incurred in connection with the Merger. Such reimbursement (which may occur on one or more occasions) shall be paid within two (2) business days after delivery to the Company of a written request therefor, including reasonable evidence of the expenses incurred. Payment shall be made by wire transfer of same day funds, or by such other method as the Company and Terlin may agree.

        3. The Company and Terlin acknowledge their prior oral approval of the issuance of the joint press release that is attached as Exhibit A attached hereto.

        4. The Company and Terlin agree that, in any discussions or communications with any third parties regarding the Merger or the Merger Agreement, each of them will not make any statements or remarks that may be deemed to be disparaging in nature towards either the Company or Terlin or characterize the termination of the Merger in terms substantively different from those contained in the press release.

        5. This Agreement shall be governed by the laws of the state of Washington and for all purposes shall be construed in accordance with the laws of the state of Washington without regard to choice-of-law principles.

        6. This Agreement may be executed in counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.



        INTERLINQ SOFTWARE CORPORATION


        /s/ Jiri M. Nechleba
        --------------------------------------------
        By:  Jiri M. Nechleba
        Its:  President and Chief Executive Officer


        TERLIN, INC.


        /s/ John D. Delafield
        --------------------------------------------
        By:  John D. Delafield
        Its:  President and Chief Executive Officer


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